UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 0-12724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Belmont National Bank 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Belmont Bancorp., 325 Main Street, Bridgeport, Ohio 43912

REQUIRED INFORMATION

Description	Page Number

Report of Independent Auditors	1.

Financial Statements:

Statements of Net Assets Available for Benefits	2.

Statements of Changes in Net Assets Available for Benefits	3.

Notes to Financial Statements	4.

Supplemental Schedule:

Schedule H, Line 4i-Schedule of Assets Held at End of Year	9.

Signatures	10.

Index to Exhibits	11.

(ii)

INDEPENDENT AUDITORS’ REPORT

To the Board of Trustees
Belmont National Bank 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Belmont National Bank 401(k) Profit Sharing Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Belmont National Bank 401(k) Profit Sharing Plan as of December 31, 2000 were audited by other auditors whose report dated June 11, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Belmont National Bank 401(k) Profit Sharing Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employees Retirement Security Income Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Seber, Dillenbeck & Craft, P.C.
Kalamazoo, Michigan

June 28, 2002

.

1.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
INVESTMENTS AT FAIR VALUE, Notes B and D
Common stock	$453,394	$414,475
Mutual funds	1,607,013	1,447,549
Participant notes receivable	25,000	12,025

	2,085,407	1,874,049
RECEIVABLES
Employer’s contributions	—	1,425
Participant contributions	—	4,843

	—	6,268
CASH EQUIVALENTS	172,941	243,533

NET ASSETS AVAILABLE FOR BENEFITS	$2,258,348	$2,123,850

See Accompanying Notes to the Financial Statements

2.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2001 and 2000

	2001	2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Interest and dividends	$40,355	$125,267
Contributions:
Employer	39,880	35,955
Participants	129,509	116,694

	169,389	152,649

TOTAL ADDITIONS	209,744	277,916
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments, Note D	28,390	334,670
Benefits paid to participants	108,996	527,562

TOTAL DEDUCTIONS	137,386	862,232

NET INCREASE PRIOR TO TRANSFERS	72,358	(584,316)
Transfers into the plan	62,140	—

NET INCREASE (DECREASE)	134,498	(584,316)
Net assets available for benefits at beginning of year	2,123,850	2,708,166

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$2,258,348	$2,123,850

See Accompanying Notes to the Financial Statements

3.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000

NOTE A – Description of the Plan

The following description of the Belmont National Bank 401(k) Profit Sharing Plan (the plan) provides only general information. Belmont National Bank is a wholly-owned subsidiary of Belmont Bancorp. Participants should refer to the plan agreement for a more complete description of the plan’s provisions.

General

The plan is a defined contribution plan covering all employees of Belmont National Bank (the Company) who have one year of service (defined as working 1,000 hours in a plan year) and are age 18 or older. It is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of pretax annual compensation, as defined in the plan agreement. The Plan also permits voluntary after-tax contributions by employees of up to 6% of compensation, as defined by the Plan. The Company contributes a matching contribution equal to 50% of each participant’s salary reduction up to 4% of compensation. Additional discretionary employer amounts may be contributed as described by the plan document. Contributions are invested in common stocks, mutual funds, and money market accounts. Contributions are subject to certain limitations. Certain administrative expenses of the Plan were paid by the Plan sponsor.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution (b) plan earnings and (c) the reallocation of forfeited non-vested accounts. Allocations are made as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after seven years of credited service.

4.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
For the Years Ended December 31, 2001 and 2000

NOTE A – Description of the Plan (Continued)

Investment Options

Upon enrollment in the plan, each participant may direct contributions into any of the investment options available under the Plan.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the US Treasury note of the same time duration. Principal and interest are required to be paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or periodic installments over a period not exceeding the life expectancy of the participant or the joint lives of the participant and spouse.

NOTE B – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the plan are prepared under the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

5.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
For the Years Ended December 31, 2001 and 2000

NOTE B – Summary of Significant Accounting Policies (Continued)

Investment Valuation

Investment securities are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Belmont Bancorp stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value. The realized gain or loss on securities is the difference between the proceeds received and the average cost of the investments sold.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain amounts presented in the prior year data have been reclassified in order to be consistent with current year’s presentation.

NOTE C – Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated October 27, 1997, that the plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. However, the plan administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in these financial statements.

NOTE D – Investments

The following table presents investments as of December 31, 2001 and 2000 that are 5 percent or more of the plan’s net assets.

	2001	2000
Investments at fair value determined by quoted market price:
Federated Stock Trust	$656,739	$538,735
Belmont Bancorp Stock	453,394	414,475
Federated Managed Moderate Growth Portfolio	347,945	365,207
Federated Auto Cash Management Fund	169,531	90,279
Federated Managed Conservative Growth Portfolio	162,571	167,612
Federated Managed Growth Portfolio	145,003	166,122

6.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
For the Years Ended December 31, 2001 and 2000

NOTE D – Investments (Continued)

During the fiscal year ended December 31, 2001, the Plan’s investments (including investments bought, sold and held during the year) depreciated in fair value by $28,390 as follows:

Net Appreciation (Depreciation) in Fair Value
Investments at fair value determined by quoted market price:
Mutual funds	$(74,853)
Common stock	46,463

Net depreciation in fair value during the year	$(28,390)

NOTE E – Party-In-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Plan held the following party-in-interest investments (at market value):

	2001	2000
Belmont Bancorp Stock	$453,394	$414,475

NOTE F – Administration of the Plan

Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the plan for these services. Administrative expenses for the plan’s fees are paid directly by the plan.

NOTE G – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
For the Years Ended December 31, 2001 and 2000

NOTE H – Regulatory Matters

Belmont National Bank (Bank) and its parent, Belmont Bancorp (Company) continue to operate under an agreement dated August 1999 with the Federal Reserve Bank of Cleveland, the Company’s primary regulator, and a Consent Order with the Office of the Comptroller of the Currency, the Bank’s primary regulator. The Company and the Bank have complied with or are taking steps designed to comply with all of the requirements imposed by its regulators.

NOTE I – Subsequent Events

As approved by the Plan’s pension committee, all of the Plan’s assets were transferred from Federated Investors to Pension Systems, Inc. on January 2, 2002.

8.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2001

Plan Sponsor: Belmont National Bank
Plan EIN:        38-1895472
Plan Number: 002

(a)	(b) Identity of issue or borrower	(c) Description of investment	(d) Cost #	(e) Current value
	Federated Stock Trust	Mutual Fund	$—	$656,739
	Federated Managed Moderate Growth Portfolio	Mutual Fund	—	347,945
	Federated Managed Conservative Growth Portfolio	Mutual Fund	—	162,571
	Federated Managed Growth Portfolio	Mutual Fund	—	145,003
	Federated Capital Preservation Fund	Mutual Fund	—	91,922
	Federated Managed Income Portfolio	Mutual Fund	—	80,505
	Federated Bond Fund	Mutual Fund	—	66,093
	Federated International Equity Fund	Mutual Fund	—	46,796
	Federated Mini-Cap Fund	Mutual Fund	—	9,440
	Federated Auto Cash Management Fund	Money Market	—	169,530
	Federated Money Market Trust	Money Market	—	3,410
*	Belmont Bancorp Stock	Common Stock, 129,541 Shares	—	453,394
	Participant Loans	Interest ranging from 4.80% to 6.14%	—	25,000

			$—	$2,258,348

*	Indicates party-in-interest.
#	Investments are participant directed; therefore, historical cost is not required.

See Independent Auditors’ Report

9.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Belmont National Bank 401(k) Profit Sharing Plan

By:	/s/ Nell L. Murrell
Nell L. Murrell
Assistant Vice President,
Human Resources Officer

Date: December 20, 2002

10.

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Public Accountants
23.2	Consent of Independent Public Accountants

11.